Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202

January 25, 2017

VIA EDGAR CORRESPONDENCE

Mr. Keith A. Gregory

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

  (File Nos. 033-02659; 811-04556)

Dear Mr. Gregory:

On behalf of the Registrant, we are filing this letter via the EDGAR system to respond to a request from the Staff in connection with the Registrant’s filing with the Securities and Exchange Commission on December 21, 2016 of Post-Effective Amendment No. 240 filed under Rule 485(a) of the Securities Act of 1933, as amended, and Post-Effective Amendment No. 241 under the Investment Company Act of 1940, as amended, to the Registrant’s Registration Statement on Form N-1A (Accession Number: 0001193125-16-800650) (the “Amendment”). The Amendment was filed to provide updated disclosure related to a sub-adviser change for Transamerica Small/Mid Cap Value as well as to provide material disclosure updates for Transamerica Multi-Manager Alternative Strategies Portfolio. The Amendment was also filed to register Advisor Class shares for nine existing series of the Registrant: Transamerica Asset Allocation – Conservative Portfolio, Transamerica Asset Allocation – Growth Portfolio, Transamerica Asset Allocation – Moderate Growth Portfolio, Transamerica Asset Allocation – Moderate Portfolio, Transamerica Dynamic Allocation, Transamerica Dynamic Income, Transamerica International Small Cap Value, Transamerica Multi-Managed Balanced and Transamerica Multi-Manager Alternative Strategies Portfolio (each individual series a “Fund”). The Staff’s request was conveyed to the Registrant by telephone conversations on December 27, 2016, December 29, 2016 and January 9, 2017.

The Staff requested that the Registrant provide, via EDGAR Correspondence, the information required by Form N-1A in the “Annual Fund Operating Expenses” section of the prospectuses, including all line items, footnotes and an expense “Example” for each Fund. The Registrant furnishes the requested information below.

Please direct any comments or questions concerning this Correspondence filing to the undersigned at 774-259-8048.

Very truly yours,

Cathleen M. Livingstone

Manager, Registered Products and Distribution

Transamerica Asset Management, Inc.

RETAIL FUNDS PROSPECTUS (CLASSES A, B, C, I, R1 AND R6)

TRANSAMERICA MULTI-MANAGER ALTERNATIVE STRATEGIES PORTFOLIO

Fee Table:
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class:	A	C	I	R1	R6
Management fees[1]	0.22%	0.22%	0.22%	0.22%	0.22%
Distribution and service (12b-1) fees	0.25%	1.00%	0.00%	0.50%	0.00%
Other expenses	0.23%	0.23%	0.16%	0.21%[2]	0.06%
Acquired fund fees and expenses	1.34%	1.34%	1.34%	1.34%	1.34%
Total annual fund operating expenses[3]	2.04%	2.79%	1.72%	2.27%	1.62%
[1]	Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement and the fund’s payment of a single management fee effective March 1, 2016.

[2]	Other expenses for Class R1 shares are based on estimates for the current fiscal year.

[3]	Total annual fund operating expenses do not correlate to the ratios of expenses to average net assets in the financial highlights table, which do not include acquired (i.e., underlying) funds’ fees and expenses.

Expense Example:

If the shares are redeemed at the end of each period:

	1 year	3 years	5 years	10 years
Class A	$746	$1,154	$1,588	$2,789
Class C	$382	$ 865	$1,474	$3,119
Class I	$175	$ 542	$ 933	$2,030
Class R1	$230	$ 709	$1,215	$2,605
Class R6	$165	$ 511	$ 881	$1,922
If the shares are not redeemed:

	1 year	3 years	5 years	10 years
Class A	$746	$1,154	$1,588	$2,789
Class B	$282	$ 865	$1,474	$3,119
Class C	$175	$ 542	$ 933	$2,030
Class I	$230	$ 709	$1,215	$2,605
Class R6	$165	$ 511	$ 881	$1,922

TRANSAMERICA SMALL/MID CAP VALUE

Fee Table:
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class:	A	B	C	I	R1	R6
Management fees[1]	0.78%	0.78%	0.78%	0.78%	0.78%	0.78%
Distribution and service (12b-1) fees	0.25%	1.00%	1.00%	0.00%	0.50%	0.00%
Other expenses	0.28%	0.28%	0.21%	0.17%	0.22%[2]	0.07%
Total annual fund operating expenses	1.31%	2.06%	1.99%	0.95%	1.50%	0.85%
[1]	Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement and the fund’s payment of a single management fee effective March 1, 2016.

[2]	Other expenses for Class R1 shares are based on estimates for the current fiscal year.

Expense Example:

If the shares are redeemed at the end of each period:

	1 year	3 years	5 years	10 years
Class A	$676	$942	$1,229	$2,042
Class B	$709	$946	$1,208	$2,197
Class C	$302	$624	$1,073	$2,317
Class I	$ 97	$303	$ 525	$1,166
Class R1	$153	$474	$ 818	$1,791
Class R6	$ 87	$271	$ 471	$1,049
If the shares are not redeemed:

	1 year	3 years	5 years	10 years
Class A	$676	$942	$1,229	$2,042
Class B	$209	$646	$1,108	$2,197
Class C	$202	$624	$1,073	$2,317
Class I	$ 97	$303	$ 525	$1,166
Class R1	$153	$474	$ 818	$1,791
Class R6	$ 87	$271	$ 471	$1,049

CLASS I2 PROSPECTUS

TRANSAMERICA SMALL/MID CAP VALUE

Fee Table:
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees[1]	0.78%
Distribution and service (12b-1) fees	None
Other expenses	0.07%
Total annual fund operating expenses	0.85%
[1]	Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement and the fund’s payment of a single management fee effective March 1, 2016.

Expense Example:

1 year	3 years	5 years	10 years
$106	$331	$574	$1,271

ADVISOR CLASS PROSPECTUS

TRANSAMERICA ASSET ALLOCATION – CONSERVATIVE PORTFOLIO

Fee Table:
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class:	Advisor
Management fees[1]		0.12%
Distribution and service (12b-1) fees		None
Other expenses[2]		0.23%
Acquired fund fees and expenses		0.74%
Total annual fund operating expenses		1.09%
[1]	Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement and the fund’s payment of a single management fee effective March 1, 2016.

[2]	Other expenses are based on estimates for the current fiscal year.

Expense Example:

1 year	3 years	5 years	10 years
$111	$347	$601	$1,329

TRANSAMERICA ASSET ALLOCATION – GROWTH PORTFOLIO

Fee Table:
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class:	Advisor
Management fees[1]		0.12%
Distribution and service (12b-1) fees		None
Other expenses[2]		0.23%
Acquired fund fees and expenses		0.92%
Total annual fund operating expenses		1.27%
[1]

Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement and the fund’s payment of a single management fee effective March 1, 2016.

[2]	Other expenses are based on estimates for the current fiscal year.

Expense Example:

1 year	3 years	5 years	10 years
$129	$403	$697	$1,534

TRANSAMERICA ASSET ALLOCATION – MODERATE GROWTH PORTFOLIO

Fee Table:
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class:	Advisor
Management fees[1]		0.12%
Distribution and service (12b-1) fees		None
Other expenses[2]		0.22%
Acquired fund fees and expenses		0.83%
Total annual fund operating expenses		1.17%
[1]

Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement and the fund’s payment of a single management fee effective March 1, 2016.

[2]	Other expenses are based on estimates for the current fiscal year.

Expense Example:

1 year	3 years	5 years	10 years
$119	$372	$644	$1,420

TRANSAMERICA ASSET ALLOCATION – MODERATE PORTFOLIO

Fee Table:
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class:	Advisor
Management fees[1]		0.12%
Distribution and service (12b-1) fees		None
Other expenses[2]		0.22%
Acquired fund fees and expenses		0.77%
Total annual fund operating expenses		1.11%
[1]

Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement and the fund’s payment of a single management fee effective March 1, 2016.

[2]	Other expenses are based on estimates for the current fiscal year.

Expense Example:

1 year	3 years	5 years	10 years
$113	$353	$612	$1,352

TRANSAMERICA DYNAMIC ALLOCATION

Fee Table:
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class:	Advisor
Management fees[1]		0.58%
Distribution and service (12b-1) fees		None
Other expenses[2]		0.54%
Acquired fund fees and expenses		0.22%
Total annual fund operating expenses		1.34%
Fee waiver and/or expense reimbursement[3]		0.27%
Total annual fund operating expenses after fee waiver and/or expense reimbursement		1.07%
[1]	Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement and the fund’s payment of a single management fee effective March 1, 2016.

[2]	Other expenses are based on estimates for the current fiscal year.

[3]

Contractual arrangements have been made with the fund’s investment manager, Transamerica Asset Management, Inc. (“TAM”), through March 1, 2018 to waive fees and/or reimburse fund expenses to the extent that total annual fund operating expenses exceed 0.85% for Advisor Class shares, excluding, as applicable, acquired fund fees and expenses, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the fund’s business. These arrangements cannot be terminated prior to March 1, 2018 without the Board of Trustees’ consent. TAM is permitted to recapture amounts waived and/or reimbursed to a class during any of the previous 36 months if the class’ total annual fund operating expenses have fallen to a level below the limits described above. In no case will TAM recapture any amount that would result, on any particular business day of the fund, in the class’ total annual fund operating expenses exceeding the applicable limits described above or any other lower limit then in effect.

Expense Example:

1 year	3 years	5 years	10 years
$109	$398	$708	$1,589

TRANSAMERICA DYNAMIC INCOME

Fee Table:
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class:	Advisor
Management fees[1]		0.50%
Distribution and service (12b-1) fees		None
Other expenses[2]		0.25%
Acquired fund fees and expenses		0.41%
Total annual fund operating expenses		1.16%
Fee waiver and/or expense reimbursement[3]		0.08%
Total annual fund operating expenses after fee waiver and/or expense reimbursement		1.08%
[1]	Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement and the fund’s payment of a single management fee effective March 1, 2016.

[2]	Other expenses are based on estimates for the current fiscal year.

[3]

Contractual arrangements have been made with the fund’s investment manager, Transamerica Asset Management, Inc. (“TAM”), through March 1, 2018 to waive fees and/or reimburse fund expenses to the extent that total annual fund operating expenses exceed 0.67% for Advisor Class shares, excluding, as applicable, acquired fund fees and expenses, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the fund’s business. These arrangements cannot be terminated prior to March 1, 2018 without the Board of Trustees’ consent. TAM is permitted to recapture amounts waived and/or reimbursed to a class during any of the previous 36 months if the class’ total annual fund operating expenses have fallen to a level below the limits described above. In no case will TAM recapture any amount that would result, on any particular business day of the fund, in the class’ total annual fund operating expenses exceeding the applicable limits described above or any other lower limit then in effect.

Expense Example:

1 year	3 years	5 years	10 years
$110	$361	$631	$1,402

TRANSAMERICA INTERNATIONAL SMALL CAP VALUE

Fee Table:
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class:	Advisor
Management fees[1]		0.93%
Distribution and service (12b-1) fees		None
Other expenses[2]		0.28%
Total annual fund operating expenses		1.21%
[1]	Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement and the fund’s payment of a single management fee effective March 1, 2016.

[2]	Other expenses are based on estimates for the current fiscal year.

Expense Example:

1 year	3 years	5 years	10 years
$123	$384	$665	$1,466

TRANSAMERICA MULTI-MANAGED BALANCED

Fee Table:
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class:	Advisor
Management fees[1]		0.65%
Distribution and service (12b-1) fees		None
Other expenses[2]		0.26%
Total annual fund operating expenses		0.91%
[1]

Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement and the fund’s payment of a single management fee effective March 1, 2016.

[2]	Other expenses are based on estimates for the current fiscal year.

Expense Example:

1 year	3 years	5 years	10 years
$93	$290	$504	$1,120

TRANSAMERICA MULTI-MANAGER ALTERNATIVE STRATEGIES PORTFOLIO

Fee Table:
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class:	Advisor
Management fees[1]		0.22%
Distribution and service (12b-1) fees		None
Other expenses[2]		0.25%
Acquired fund fees and expenses		1.34%
Total annual fund operating expenses[3]		1.81%
[1]	Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement and the fund’s payment of a single management fee effective March 1, 2016.

[2]	Other expenses are based on estimates for the current fiscal year.

[3]	Total annual fund operating expenses do not correlate to the ratios of expenses to average net assets in the financial highlights table, which do not include acquired (i.e., underlying) funds’ fees and expenses.

Expense Example:

1 year	3 years	5 years	10 years
$184	$569	$980	$2,127

TRANSAMERICA SMALL/MID CAP VALUE

Fee Table:
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class:	Advisor
Management fees[1]		0.78%
Distribution and service (12b-1) fees		None
Other expenses[2]		0.26%
Total annual fund operating expenses		1.04%
[1]

Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement and the fund’s payment of a single management fee effective March 1, 2016.

[2]	Other expenses are based on estimates for the current fiscal year.

Expense Example:

1 year	3 years	5 years	10 years
$106	$331	$574	$1,271

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